[redacted]

13026392

SEC
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DEC 2 - 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 9/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4510 E. Thousand Oaks Blvd.
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul Gray of Lederman, Zeidler, Gray & Co.
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd, Suite 260, Beverly Hills CA 90210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH
4/19

OATH OR AFFIRMATION

I, Ellen Kathia Shearin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Group, as of Nov. 25, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ellen Shearin
Signature

COO
Title

Notary Public

STEVEN EVERETT HOPPEL
Commission # 1991928
Notary Public - California
Ventura County
My Comm. Expires Oct 18, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL WEST INVESTMENT GROUP, INC.

Financial Statements and Supplementary Information with Independent Auditors' Report

September 30, 2013

CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Thousand Oaks, California

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc., as of September 30, 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis of our opinion.

Emphasis of Matter

As discussed in note 11 to the financial statements, the Company is a defendant in various lawsuits related to its brokerage business. The outcome of these lawsuits cannot presently be determined. Management is of the opinion that they will not have a material impact on the Company's financial statements. No provision for any liability that may result has been made in the financial statements. Our opinion on the financial statements is not modified with respect to this matter.

INDEPENDENT AUDITOR'S REPORT (Continued)

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc. as of September 30, 2013, and the results of its operations and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 and 15c3-3 of the Securities and Exchange Commission Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lederman, Zeidler, Gray & Co., LLP
Certified Public Accountants

Beverly Hills, California
November 25, 2013

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

Cash	$ 1,122,985
Cash held for customers	448,034
Cash, foreign currency	11,820
Commissions receivable	742,659
Marketable securities, owned	75,716
Prepaid expenses	79,169
Equipment at cost, net of accumulated depreciation	23,651
Note receivable from related party	160,279
Other receivables	65,447
Deposits	10,000
Total assets	$ 2,739,760

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank overdraft	$ 54,239
Accounts payable	61,007
Commissions payable	1,339,193
Accrued expenses	166,808
Payable to brokerage account	22,210
Cash held for customers	448,034
Total liabilities	2,091,491
Stockholder's Equity	
Common stock, no par value	
Authorized - 10,000 shares	
Issued and outstanding - 2,500 shares	125,000
Paid-in capital	398,278
Retained earnings	124,991
Total stockholder's equity	648,269
Total liabilities and stockholder's equity	$ 2,739,760

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Gross revenue and income	
Commissions	$ 30,657,164
Interest and dividends	138,961
Net realized gain from bond trading	1,268,339
Net realized gain from equity trading	219,406
Net realized loss from other proprietary trading	(29,031)
Clearing and transactions income	1,183,252
Due diligence income	170,351
Other	592,860
	34,201,302
Expenses	
Accounting	38,450
Commissions, representative's fees & clearing charges	28,388,927
Communications	55,393
Computer & information technology	96,438
Consulting	160,100
Depreciation	2,868
Dues and licensing costs	7,456
Employee compensation and benefits	4,246,423
Equipment rental	23,358
Errors expense, (reimbursements), net	(2,454)
Fees and adjustments	(10,902)
Insurance expense, (reimbursements), net	116,815
Interest expense	2,039
Legal & Settlements	245,749
Management fees	97,000
Occupancy	344,057
Office supplies & expense	50,410
Postage & shipping	25,913
Quote systems expense	123,784
Taxes & Licenses	7,707
Travel	69,878
Other operating expenses	181,601
	34,271,010
Loss before provision for income taxes	(69,708)
Current tax provision	800
Net Loss	$ (70,508)

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2013

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, October 1, 2012	$ 125,000	$ 398,278	$ 195,499	$ 718,777
Net loss	-	-	(70,508)	(70,508)
Balance, September 30, 2013	$ 125,000	$ 398,278	$ 124,991	$ 648,269

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Operating activities:	
Net loss	$ (70,508)
Non-cash items included in net income:	
Depreciation and amortization	2,868
(Increase) decrease in assets:	
Commissions receivable	(166,043)
Prepaid expenses	3,831
Note receivable from related party	(21,071)
Other receivables	(51,761)
Increase (decrease) in liabilities:	
Accounts payable	8,743
Commissions payable	(75,694)
Accrued expenses	(7,147)
Cash held for customers	182,765
Bank overdraft	54,239
Due to affiliate	(8,974)
Income taxes payable	(17,521)
Net cash used by operating activities	(166,273)
Investment activities:	
Marketable securities	(52,067)
Acquisition of equipment	(20,788)
Net cash used by investment activities	(72,855)
Financing activities:	
Decrease in payable to brokerage account	(15,506)
Net cash used by financing activities	(15,506)
Decrease in cash	(254,634)
Cash, beginning of year	1,837,473
Cash, end of year	$ 1,582,839
Cash paid during the year:	
Interest paid	$ 2,039

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

1. Organization and nature of business

The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company also receives revenue from investment banking and due diligence services. The Company is registered with the U.S. Securities and Exchange Commission (S.E.C.) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

2. Significant accounting polices

Recognition of revenue and expense - Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur. Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking fees are recorded on the trade date.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearinghouses.

Securities valuation - Trading securities are reported at fair values with unrealized gains and losses included in operations. The Accounting Standards Codification of Fair Value Measurements and Disclosures (ASC 820) establishes a framework for measuring fair value. The value of marketable securities owned by the Company is categorized as level 1 measurements. Level 1 measurements are quoted prices in active markets for identical assets. The marketable securities owned by the Company are stock in publicly traded companies, stock mutual funds and bonds that are traded daily on major exchanges.

Equipment - Equipment is recorded at cost. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

3. Related party transactions

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $97,000 during the current year.

The Company leases its office space under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $258,600.

The following is a schedule of future minimum rental payments due to the principal stockholder of Paradox Holdings, Inc., exclusive of property taxes, insurance, and increases under the lease based on increases in the consumer price index:

Year ending	
September 30, 2014	251,400
September 30, 2015	251,400
September 30, 2016	251,400
September 30, 2017	251,400
September 30, 2018	251,400
Thereafter	502,800
	$ 1,759,800

Note receivable from officer, due on demand with interest at 7%	160,279

4. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for office equipment. Expense for the period ended September 30, 2013 was $23,358. The following is a schedule of future minimum rental payments:

Year ending	
September 30, 2014	18,508
September 30, 2015	10,780
September 30, 2016	551
	$ 29,839

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

5. Cash held for customers

Cash held for customers are funds held on behalf of customers in a bank checking escrow account for the purchase of secondary limited partnerships. An employee of the Company facilitates the transactions based on designated forms and written instructions.

6. Cash, foreign currency

Cash, foreign currency is ten million Iraqi dinar held by the Company. It is shown at cost in U.S. dollars which approximates its current value of $11,820.

7. Receivable from clearing organizations and payable to broker-dealers

Amounts receivable from clearing organizations and payable to broker-dealers as of September 30, 2013 consist of the following:

Receivable from clearing organizations	$ 420,854
Payable to broker-dealer	$ 22,210

8. Marketable securities owned

Marketable securities owned by the Company as of September 30, 2013 consist of the following:

Bonds	$ 19,126
Equities	56,590
Total marketable securities owned	$ 75,716

9. Equipment

Equipment consists of the following:

		Estimated Useful Life
Computer Equipment	$ 17,152	5 years
Artwork	10,000	7 years
Less: Accumulated depreciation	(3,501)	
	23,651	
Current Depreciation	$ 2,868	

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

10. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2013, the Company had net capital of $164,322 which was $24,889 in excess of its required net capital of $139,433. The Company's ratio of aggregate indebtedness to net capital, as defined, was 12.73 to 1.

11. Litigation

The Company has been named as a defendant in lawsuits incidental to its securities and investment banking business that claim substantial damages. One action is not covered by the Company's professional liability insurance because it involves an investment banking transaction.

The Company's legal counsel has stated that the Company has meaningful legal and factual defenses to the various claims. The Company has not accrued any expense for the potential settlement payments because the outcome cannot be determined at this time. Also, the Company believes that the resolution of these lawsuits will not result in a material adverse effect to the Company's financial position.

The Company incurred settlement expenses, net of reimbursements, in the amount of $ 33,114 in the current year.

The Company maintains a broker/dealer professional liability insurance policy to cover actions brought against the Company. This policy is provided by a non-affiliated, outside insurer. The policy does not provide coverage for prior or pending litigation filed against the Company on or before December 1, 2005. Additionally, the policy includes exclusions and limitations for various types of business activities including investment banking conducted by the Company on a regular basis. Policy limits are $1,000,000 per claim per licensed representative, $1,000,000 per claim against the Company with an aggregate annual policy limit of $2,000,000. For each loss there is a $75,000 deductible for the Company and a $25,000 deductible for licensed representatives. Policy limits decrease to $500,000 per claim per licensed representative, $500,000 per claim against the Company with an aggregate annual policy limit of $500,000 for certain lines of business.

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. Policy limits are $1,000,000 with a $20,000 deductible

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

12. Financial instruments with off-balance sheet risk

The Company has cash deposits in excess of federal insured limits.

13. Concentrations of credit risk

The Company is engaged in trading, brokerage, and general business activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

14. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made no payments on behalf of employees to this plan for the year ended September 30, 2013.

15. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current portion of the income tax expense included in the statement of income is as follows:

	Current
State	800
Total	$ 800

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

Income taxes (continued)

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Accounting for Uncertainty in Income Taxes,* and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years. There are no material deferred tax assets or liabilities.

16. Contingent liabilities

The Company is contingently liable in the event of default for settlement agreements entered into by an officer of the Company. The balance due under these agreements as of September 30, 2013 equals $109,750. There are six remaining payments out of a total of twelve payments minus a $500 prepayment for two agreements with monthly payments that total $11,500. There are nine out of twelve payments remaining for another agreement with a monthly payment of $4,583.

17. Subsequent events

The Company has evaluated subsequent events through the date of this report, November 25, 2013, for adjustments to or disclosure in its statement of financial condition. No recordable or disclosable events occurred.

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2013

Net capital	
Total stockholder's equity	$ 648,269
Deductions and/or charges	
Non-allowable assets	
Cash - forfeiture balance	9,451
Prepaid expenses	79,169
Equipment, net of accumulated depreciation	23,651
Notes receivable from related party	160,279
Other receivables	65,447
Cash, foreign currency	11,820
Deposits	10,000
Total Non-allowable assets	359,817
Total Stockholder's Equity less non-allowable assets	288,452
Less: Contingent liabilities	(109,750)
Net capital before haircuts on securities	$178,702
Haircuts on securities	(14,380)
Net capital	$ 164,322
Aggregate indebtedness	
Total aggregate indebtedness	$ 2,091,491
Computation of basic net capital requirement	
Minimum net capital required	$ 139,433
Excess net capital	$ 24,889
Ratio: Aggregate indebtedness to net capital	12.73 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2013)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 249,454

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2013

Less: deduction for contingent liabilities	(109,750)
Increase in haircuts on securities	(760)
Audit adjustments:	
Decrease in cash	(2,200)
Decrease in receivable	(1,434)
Net decrease in accounts payable and accrued expenses	29,012
Net capital per above	$ 164,322

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2013

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Thousand Oaks, California

In planning and performing our audit of the financial statements of Financial West Investment Group, Inc., as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at September 30, 2013, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., LLP

Beverly Hills, California
November 25, 2013

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

To the Board of Directors
Financial West Investment Group, Inc.
Thousand Oaks, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Financial West Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Financial West Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Financial West Investment Group, Inc.'s management is responsible for Financial West Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register and bank statement), noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013 with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (company generated reports and general ledger entries), noting no differences;

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (company generated reports and general ledger entries), noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lederman, Zeidler, Gray & Co., CPAs, LLP
November 25, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034448 FINRA SEP
FINANCIAL WEST INVESTMENT GROUP
FINANCIAL WEST GROUP
PO BOX 5123
THOUSAND OAKS CA 91359-5123

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

805-497-9222

2. A. General Assessment (item 2e from page 2) $ 57,494

B. Less payment made with SIPC-6 filed (exclude interest) (30,113)

7/2/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 27,381

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 27,381

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial West Group
(Name of Corporation, Partnership or other organization)

Deannie Wirtjes
(Authorized Signature)

Controller
(Title)

Dated the 25 day of November, 20 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2012 and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,201,302.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,043,487
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	245,141
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	462,272
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached (Deductions in excess of $100,000 require documentation)	416,254
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 36,376	
Enter the greater of line (i) or (ii)	36,376
Total deductions	11,203,530
2d. SIPC Net Operating Revenues	$ 22,997,772.00
2e. General Assessment @ .0025	$ 57,494 (to page 1, line 2.A.)

SIPIC ASSESSMENT ANNUAL PERIOD ENDED SEPTEMBER 30, 2013

FWG Other Revenue SIPC Report
For twelve Month Period Ending Sept 30, 2013

PLI Premium Insurance Renewal Gain	202,068.74
Licensing Renewa/Cont Edl Gain	127,598.00
Website Hosting Through Sept 30, 2013	991.02
Report Preparation	5,996.00
Due Diligence on Unregistered Product	79,600.20
TOTAL	**416,253.96**